EXHIBIT 99.1

Brookfield Business Partners Completes Sale of BGRS

BROOKFIELD NEWS, June 27, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") today announced that it has closed the previously announced sale of BGRS, one of the largest global providers of executive relocation services, to Relo Group, Inc. for net proceeds of approximately $230 million.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than US$365 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 212 618 3457 Email: alan.fleming@brookfield.com